

Mail Stop 3561

April 6, 2017

<u>Via E-mail</u>
Ms. Nancy K. Buese
Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-31240**

Dear Ms. Buese:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Year Ended December 31, 2016</u>

<u>Non-GAAP Financial Measures</u>
<u>Adjusted net income (loss), page 79</u>

1. You state that net income (loss) adjustments are generally presented net of tax at the Company's statutory effective tax rate of 35%. Please tell us how you considered the guidance in Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and revise your disclosures as appropriate.

2. In footnote (12) to the tabular disclosure on page 81, you state that tax adjustments include movements in tax valuation allowance and tax adjustments and that these tax adjustments were primarily the result of a tax restructuring and a loss carryback which resulted in an increase in your valuation allowance on credits and capital losses. Please tell us if these tax adjustments all relate to the non-GAAP adjustments noted in

footnotes(2) through (11) and if not quantify any adjustments that are unrelated to these items and explain why you believe they are appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or me at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining